Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
DERICK S. KAUFFMAN derick.kauffman@dechert.com +1 215 994 2562 Direct +1 215 655 2562 Fax

August 16, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Attn: Timothy Levenberg

RE:	Bumble Bee Foods, LLC
Change Pages to Exhibits 5.2 and 5.4
File No. 333-166998

Tim:

On behalf of Bumble Bee Foods, LLC, Connors Bros. Clover Leaf Seafoods Company and Bumble Bee Capital Corp. (the “Registrants”), we hereby submit for your review the attached change pages to Exhibits 5.2 and 5.4 to the Registrants’ registration statement on Form S-4 (Registration No. 333-166998) (the “Registration Statement”), which show all changes made to the versions of these Exhibits filed on July 30, 2010.

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15881828.1.BUSINESS

US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Securities and Exchange Commission August 16, 2010 Page 2 of 2

We very much appreciate the Staff’s review of these proposed changes. If you have any questions, please feel free to contact me at (215) 994-2562. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Derick S. Kauffman

Derick S. Kauffman

cc:	Jill Irvin, Esq.
Mark E. Thierfelder, Esq.
Howard Kleinman, Esq.

Exhibit 5.2

August 16, 2010

CB Holdings GP, LLC, as

general partner of

Connors Bros. Holdings, L.P.

c/o Centre Partners Management, LLC

30 Rockefeller Plaza, 50th Floor

New York, NY 10020

Re:	Connors Bros. Holdings, L.P.

Ladies and Gentlemen:

We have acted as special Georgia (the “Applicable State”) counsel to BUMBLE BEE HOLDINGS, INC., a Georgia corporation, a guarantor (the “Guarantor”) pursuant to that certain indenture (the “Indenture”) dated as of December 17, 2009 among Connors Bros. Clover Leaf Seafoods Company, Bumble Bee Foods, LLC and Bumble Bee Capital Corp. (collectively the “Issuers”), Guarantor, certain other guarantor parties thereto and Deutsche Bank Trust Company Americas, as trustee (together with its successors in such capacity, the “Trustee”), on behalf of the holders (the “Noteholders”) of those certain $220,000,000 aggregate principal amount of 7.75% Senior Secured Notes due 2015 issued by the Issuers (the “Notes”).

For the purposes of this opinion letter (the “Opinion Letter”), we have examined copies of the following documents, which are certified or otherwise identified to our satisfaction (the documents referred to in paragraphs (a) through (b) below being hereinafter referred to, except as otherwise stated, as the “Transaction Documents”):

(a) the Indenture;

(b) the Notational Guarantees (collectively, the “Guarantee”) made by the Guarantor for the benefit of the Noteholders executed on or about December 17, 2009, pursuant to the Indenture.

The opinions contained in this Opinion Letter are expressions of professional judgment regarding the legal matters addressed and not guarantees that a court will reach any particular result.

The law covered by the opinions expressed in this Opinion Letter is limited to the law of the Applicable State. We express no opinion concerning the laws of any other jurisdiction, or the effect thereof. We further express no opinion concerning the statutes and ordinances, the administrative decisions, and the rules and regulations of counties, towns, municipalities and special political subdivisions (whether created or enabled through legislative action at the Federal, state or regional level) and judicial decisions to the extent that they deal with any of the foregoing.

This Opinion Letter is rendered as of the effective date set forth above and addresses the law as of such date. We express no opinion as to circumstances or events which may occur subsequent to the date hereof, nor do we undertake any obligation to inform you of any changes in the law occurring after the date hereof.

This Opinion Letter is made for the benefit of and may be relied upon by the addressee thereof. This Opinion Letter also may be relied upon by Dechert LLP in the issuance of its opinion letter in connection with the Registration Statement on Form S-4 for the Issuers with respect to the Notes, and any amendments thereto, including any post-effective amendments (collectively referred to as the “Registration Statement”) to be filed by the Issuers with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). We hereby consent to the filing of this Opinion Letter as Exhibit 5.2 to the Registration Statement. In giving this consent, we do not admit that we are “experts” within the meaning of Section 11 of the Securities Act or within the category of persons whose consent is required by Section 7 of the Securities Act. Except as set forth above, this Opinion Letter may not be otherwise filed publicly, nor used in connection with any other transaction not contemplated by the Transaction Documents.

Very truly yours,

/s/ Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

Exhibit 5.4

To:

CB Holdings GP, LLC acting in its capacity

as general partner of Connors Bros. Holdings, L.P.

CLOVER LEAF SEAFOOD COÖPERATIEF U.A.

CLOVER LEAF SEAFOOD B.V.

CLOVER LEAF SEAFOOD 2 B.V.

Privileged

New York, August 16, 2010

Dear Sir/Madam,

You have requested us, the undersigned, as special counsel on certain matters of Dutch law to the Companies (as defined hereinafter) to render an opinion regarding the transactions contemplated by the Opinion Documents (as defined hereinafter).

Capitalized terms used but not (otherwise) defined herein are used as defined in Schedule I. Headings used in this opinion are for ease of reference only and shall not affect the interpretation hereof.

In this opinion:

“Articles” means, collectively, the Coop Articles, the CLS Articles and the CLS 2 Articles.

“Board Resolutions” means, collectively, the Coop Board Resolution I, the Coop Board Resolution II, the CLS Board Resolution I, the CLS Board Resolution II, the CLS 2 Board Resolution I and the CLS 2 Board Resolution II.

“CLS” means Clover Leaf Seafood B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law, having its official seat (statutaire zetel) in Amsterdam, the Netherlands and having its registered office address at Strawinskylaan 3105 Atrium (1077ZX), Amsterdam, the Netherlands, registered with the Trade Register under number 34316908.

“CLS 2” means Clover Leaf Seafood 2 B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law, having its official seat (statutaire zetel) in Amsterdam, the Netherlands and having its registered office address at Strawinskylaan 3105 Atrium (1077ZX), Amsterdam, the Netherlands, registered with the Trade Register under number 34316907.

“Companies” means, collectively, Coop, CLS and CLS 2 and each of them a “Company”.

“Coop” means Clover Leaf Seafood Coöperatief U.A., a cooperative without liability (coöperatie met uitgesloten aansprakelijkheid) without liability incorporated under Dutch law, having its official seat (statutaire zetel) in Amsterdam, the Netherlands and having its registered office address at Strawinskylaan 3105 Atrium (1077ZX), Amsterdam, the Netherlands, registered with the trade register of the chambers of commerce in the Netherlands (the “Trade Register”) under number 34315980.

“Deeds of Incorporation” means, collectively, the Coop Deed of Incorporation, the CLS Deed of Incorporation and the CLS 2 Deed of Incorporation.

“ET” means Equity Trust Co. N.V.

“Excerpts” means, collectively, the Coop Excerpt, the CLS Excerpt, the CLS 2 Excerpt and the ET Excerpt.

“Indenture” means a New York law indenture relating to the Notes dated December 17, 2009 entered into by and among (inter alios) Connors Bros. Holdings, L.P., the Issuers and the Companies.

“Management Boards” means, collectively, the Coop Management Board, the CLS Management Board and the CLS 2 Management Board.

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exceeded. All circumstances relevant in determining corporate benefit should be taken into account, including the wording of the objects clause of the articles of association and the level of (direct or indirect) benefit derived by the legal entity. As this is largely dependent on factual matters, we are not in a position to opine on this issue. However, we note that the objects clause in the respective Articles does include the issuance of guarantees, in favour of third parties and group companies. Assuming each Company derives sufficient benefit from the Indenture which assumption is supported by the statement in the relevant Board Resolutions, it is unlikely that the above ultra vires provisions could be successfully invoked by the Companies.

We express no opinion on any law other than Dutch law (unpublished case law not included) as it currently stands. We express no opinion on any laws of the European Communities (insofar as not implemented in the Netherlands in statutes or regulations of general application) unless it concerns EU Regulations (Verordeningen) in effect in the Netherlands on the date of the opinion. In this opinion letter we express no opinion on tax law, on the business merits of the transaction contemplated by the Opinion Documents or on financial assistance rules or on anti-trust law/competition law.

In this opinion letter Dutch legal concepts are sometimes expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to the concepts described by the same English term as they exist under the laws of other jurisdictions. Furthermore, we note that a term may for the purposes of one area of Dutch law have a meaning that is different from the meaning for the purposes of other areas of Dutch law. In this opinion the meaning to be attributed to an English term shall be the meaning attributed to the equivalent Dutch concept for the purposes of the relevant area of Dutch law.

This opinion letter is issued by Loyens & Loeff (USA) B.V.; natural persons or legal entities that are involved in the services provided by or on behalf of Loyens & Loeff (USA) B.V. cannot be held liable in any manner whatsoever.

This opinion letter is strictly limited to the matters stated herein and may not be read as extending by implication to any matters not specifically referred to. Nothing in this opinion letter should be taken as expressing an opinion in respect of any representations or warranties, or other information, contained in any of the above documents or any other document examined in connection with this opinion letter except as expressly confirmed herein.

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This opinion letter is addressed to you and may be relied upon by you (and your legal counsel in rendering their opinion in connection with the Registration Statement on Form S-4 to be filed by the Issuers (as defined in the Indenture) with the U.S. Securities and Exchange Commission), any person that is or becomes a Note Holder (as defined in the Indenture) and any potential investor in the Notes in connection with the transactions to which the Opinion Documents relate, under the express condition that any issue of interpretation arising under this opinion letter will be governed by Dutch law. This opinion letter may not be disclosed to and relied upon by any other person, firm, company, or institution without our prior written consent.

Notwithstanding the foregoing nothing in this opinion shall permit reliance by the group of persons to whom we are not allowed to render services to because such services would result in noncompliance with the European directives on the prevention of the use of the financial system for the purpose of money laundering and terrorist financing and the recommendations of the Financial Action Task Force to combat on money laundering and terrorist financing and any Dutch national rules and regulations (including but not limited to the relevant rules issued by the Dutch Bar (Orde van Advocaten) or the Organization of Civil Law Notaris (Koninklijke Notariële Beroepsorganisatie) from time to time).

This opinion may be filed by the Issuers with the U.S. Securities and Exchange Commission together with your legal counsel’s opinion in connection with the Registration Statement on Form S-4.

Yours faithfully,

/s/ Loyens & Loeff (USA) B.V.

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